                                   ---------------------------------------------
                                                  OMB APPROVAL
                                   ---------------------------------------------
                                   OMB NUMBER:                         3235-0145
                                   EXPIRES:                    DECEMBER 31, 1997
                                   ESTIMATED AVERAGE BURDEN
                                   HOURS PER RESPONSE........              14.90
                                   ---------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  ___ )*

                       CollaGenex Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  00019419B1
--------------------------------------------------------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 pages

---------------------                                         ------------------
CUSIP NO.  00019419B1                  13G                    PAGE 2 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advanced Technology Ventures III, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
      Not Applicable                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF      5  SOLE VOTING POWER

      SHARES           0 shares
                    ------------------------------------------------------------
   BENEFICIALLY     6  SHARED VOTING POWER

     OWNED BY          390,299 shares
                    ------------------------------------------------------------
       EACH         7  SOLE DISPOSITIVE POWER

     REPORTING         0 shares
                    ------------------------------------------------------------
      PERSON        8 SHARED DISPOSITIVE POWER

       WITH           390,299 shares
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      390,299 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 14 pages

---------------------                                         ------------------
CUSIP NO.  00019419B1                  13G                    PAGE 3 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ATV Associates III, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
      Not Applicable                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF      5  SOLE VOTING POWER

      SHARES           0 shares
                    ------------------------------------------------------------
   BENEFICIALLY     6  SHARED VOTING POWER

     OWNED BY          390,299 shares
                    ------------------------------------------------------------
       EACH         7  SOLE DISPOSITIVE POWER

     REPORTING         0 shares
                    ------------------------------------------------------------
      PERSON        8 SHARED DISPOSITIVE POWER

       WITH           390,299 shares
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      390,299 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 14 pages

---------------------                                         ------------------
CUSIP NO.  00019419B1                  13G                    PAGE 4 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Albert E. Paladino
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
      Not Applicable                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      5  SOLE VOTING POWER

      SHARES           0 shares
                    ------------------------------------------------------------
   BENEFICIALLY     6  SHARED VOTING POWER

     OWNED BY          390,299 shares
                    ------------------------------------------------------------
       EACH         7  SOLE DISPOSITIVE POWER

     REPORTING         0 shares
                    ------------------------------------------------------------
      PERSON        8 SHARED DISPOSITIVE POWER

       WITH           390,299 shares
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      390,299 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 14 pages

---------------------                                         ------------------
CUSIP NO.  00019419B1                  13G                    PAGE 5 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Pieter J. Schiller
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
      Not Applicable                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      5  SOLE VOTING POWER

      SHARES           0 shares
                    ------------------------------------------------------------
   BENEFICIALLY     6  SHARED VOTING POWER

     OWNED BY          390,299 shares
                    ------------------------------------------------------------
       EACH         7  SOLE DISPOSITIVE POWER

     REPORTING         0 shares
                    ------------------------------------------------------------
      PERSON        8 SHARED DISPOSITIVE POWER

       WITH           390,299 shares
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      390,299 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 14 pages

---------------------                                         ------------------
CUSIP NO.  00019419B1                  13G                    PAGE 6 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jos C. Henkens
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
      Not Applicable                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      5  SOLE VOTING POWER

      SHARES           0 shares
                    ------------------------------------------------------------
   BENEFICIALLY     6  SHARED VOTING POWER

     OWNED BY          390,299 shares
                    ------------------------------------------------------------
       EACH         7  SOLE DISPOSITIVE POWER

     REPORTING         0 shares
                    ------------------------------------------------------------
      PERSON        8 SHARED DISPOSITIVE POWER

       WITH           390,299 shares
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      390,299 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 14 pages

                                  Schedule 13G
                                  ------------



Item 1(a).  Name of Issuer:  CollaGenex Pharmaceuticals, Inc.
            ---------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            301 South State Street, Newtown, PA  18940.

Item 2(a).  Names of Persons Filing: Advanced Technology Ventures III,
            -----------------------
            L.P., ATV Associates III, L.P., Albert E. Paladino, Pieter J. Schiller and Jos C. Henkens.

            ATV Associates III, L.P. is the sole general partner of Advanced Technology Ventures III, L.P. Messrs. Paladino, Schiller and Henkens are individual general partners of ATV Associates III, L.P.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------

            The address of the principal business office of Advanced Technology Ventures III, L.P., ATV Associates III, L.P., Albert E. Paladino and Pieter J. Schiller is 281 Winter Street, Waltham, MA 02154. The address of Jos C. Henkens is 485 Ramona Street, Suite 200, Palo Alto, California 94301.


Item 2(c).  Citizenship:  Advanced Technology Ventures III, L.P. and ATV
            -----------
            Associates III, L.P. are limited partnerships organized under the laws of the State of Delaware. Each of Messrs. Paladino, Schiller and Henkens is a United States citizen.

Item 2(d).  Title of Class of Securities: Common Stock, $.01 par value
            ----------------------------
            per share

Item 2(e). CUSIP Number:  00019419B1
           -------------

Item 3.    If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b),
           -------------------------------------------------------------------
           check whether the person filing is a:
           -------------------------------------

           (a) [ ] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

                               Page 7 of 14 pages

           (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(f) of the Act.

           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.

           (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

        Not Applicable.

Item 4.    Ownership.
           ---------

           (a)    Amount Beneficially Owned

                   Each of Advanced Technology Ventures III, L.P., ATV Associates III, L.P. (individually an "Entity" and collectively the "Entities"), Albert E. Paladino, Pieter J. Schiller, and Jos C. Henkens may be deemed to own beneficially 390,299 shares of Common Stock as of December 31, 1996 .

                   As of December 31, 1996, Advanced Technology Ventures III, L.P. was the record owner of 390,299 shares of Common Stock. (The shares held of record by Advanced Technology Ventures III, L.P. are referred to herein collectively as the "Record Shares"). By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares. Hence, each Entity may be deemed to own beneficially 390,299 shares of Common Stock. In their capacities as individual general partners of ATV Associates III, L.P., each of Messrs. Paladino, Schiller and Henkens may be deemed to own beneficially 390,299 shares of Common Stock.

                               Page 8 of 14 pages

           (b)    Percent of Class:

                  Advanced Technology Ventures III, L.P.:  5.2%
                  ATV Associates III, L.P.:  5.2%
                  Albert E. Paladino:  5.2%
                  Pieter J. Schiller:  5.2%
                  Jos C. Henkens:  5.2%

                  The foregoing percentages are calculated based on the 7,516,783 shares of Common Stock reported to be outstanding in the Form 10Q as filed with the SEC for the quarterly period ended September 30, 1996.

           (c)    Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                      Advanced Technology Ventures III, L.P.: 0 shares ATV Associates III, L.P.: 0 shares
                      Albert E. Paladino:  0 shares
                      Pieter J. Schiller:  0 shares
                      Jos C. Henkens:  0 shares


                 (ii) shared power to vote or to direct the vote:

                      Advanced Technology Ventures III, L.P.:   390,299 shares
                      ATV Associates III, L.P.:  390,299 shares
                      Albert E. Paladino:  390,299 shares
                      Pieter J. Schiller:  390,299 shares
                      Jos C. Henkens:  390,299 shares

                (iii) sole power to dispose or direct the disposition:

                      Advanced Technology Ventures III, L.P.: 0 shares ATV Associates III, L.P.: 0 shares
                      Albert E. Paladino:  0 shares
                      Pieter J. Schiller:  0 shares
                      Jos C. Henkens:  0 shares


                 (iv) shared power to dispose or direct the disposition:

                      Advanced Technology Ventures III, L.P.: 390,299 shares ATV Associates III, L.P.: 390,299 shares
                      Albert E. Paladino:  390,299 shares
                      Pieter J. Schiller:  390,299 shares
                      Jos C. Henkens:  390,299 shares

                               Page 9 of 14 pages

           Each of reporting persons expressly disclaims beneficial ownership of any shares of Common Stock of CollaGenex, except in the case of Advanced Technology Ventures III, L.P. for the 390,299 shares which it holds of record.

Item 5.    Ownership of Five Percent or Less of a Class.
           --------------------------------------------

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another
           --------------------------------------------------------
           Person.
           ------

           Not Applicable.

Item 7.    Identification and Classification of the Subsidiary which
           ---------------------------------------------------------
           Acquired the Security Being Reported on By the Parent Holding
           -------------------------------------------------------------
           Company.
           -------

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group.
           ---------------------------------------------------------

           Not Applicable. The Reporting Persons expressly disclaim membership in a "group" within the meaning of Regulation 13D.

Item 9.    Notice of Dissolution of Group.
           ------------------------------

           Not Applicable.

Item 10.   Certification.
           -------------

           Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                              Page 10 of 14 pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement set forth as Exhibit 1 hereto.

       Date:  February 11, 1997


       ADVANCED TECHNOLOGY VENTURES III, L.P.

       By:  ATV Associates III, L.P.

       By:               *
          -----------------------------------
          General Partner


       ADVANCED TECHNOLOGY ASSOCIATES III, L.P.

       By:               *
          -----------------------------------
          General Partner


       /s/ Albert E. Paladino
       ---------------------------------------
       Albert E. Paladino

                         *
       ---------------------------------------
       Pieter J. Schiller

                         *
       ---------------------------------------
       Jos C. Henkens

                                           *By:  /s/ Albert E. Paladino
                                                --------------------------------
                                                Albert E. Paladino
                                                Attorney-in-Fact

 -------------------------------------------------------------------------------
            This Schedule 13G is executed pursuant to a Power of Attorney, filed with the Securities and Exchange Commission on or about February 14, 1996, in connection with a Schedule 13G for TranSwitch Corporation, which Power of Attorney is incorporated herein by reference, and a copy is attached hereto as Exhibit 2.
                          ---------

                              Page 11 of 14 pages

                                                                       EXHIBIT 1
                                                                       ---------

                                   AGREEMENT
                                   ---------

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of CollaGenex Pharmaceuticals, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

       Date:  February 11, 1997

       ADVANCED TECHNOLOGY VENTURES III, L.P.

       By:  ATV Associates III, L.P.
          -----------------------------------

       By:             *
          -----------------------------------
          General Partner


       ADVANCED TECHNOLOGY ASSOCIATES III, L.P.

       By:             *
          -----------------------------------
          General Partner


       /s/ Albert E. Paladino
       --------------------------------------
       Albert E. Paladino

                       *
       --------------------------------------
       Pieter J. Schiller

                       *
       --------------------------------------
       Jos C. Henkens

                                           *By:  /s/ Albert E. Paladino
                                                --------------------------------
                                                Albert E. Paladino
                                                Attorney-in-Fact

 -------------------------------------------------------------------------------
            This Agreement is executed pursuant to an executed Power of Attorney, which is attached hereto as Exhibit 2.
                                             ---------

                              Page 12 of 14 pages

                                                                       EXHIBIT 2
                                                                       ---------



                               POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Albert E. Paladino his true and lawful attorney-in fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 1996.


       By: /s/ Pieter J. Schiller
           -----------------------------
           Pieter J. Schiller


       By:
           -----------------------------
           Jos C. Henkens

                              Page 13 of 14 pages

                                                                       EXHIBIT 2
                                                                       ---------



                               POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Albert E. Paladino his true and lawful attorney-in fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 1996.


       By:
           -----------------------------
           Pieter J. Schiller


       By: /s/ Jos C. Henkens
           -----------------------------
           Jos C. Henkens

                              Page 14 of 14 pages